SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 02/17

Total Energy Sold by Copel grows 0.8% in 2016

This report analyzes the performance of Copel’s electricity market between October and December 2016, as well as in this year's accumulated compared with the amounts recorded in the same period of 2015.

Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes, came to 44,520 GWh in 2016, 0.8% higher than in the same period last year.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the Wind Farm Complexes:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-15	Dec-16	Var. %	4Q15	4Q16	Var. %	2015	2016	Var. %
Copel DIS
Captive Market	4,418,062	4,478,767	1.4	6,012	5,205	(13.4)	24,043	22,328	(7.1)
Concessionaries and Licensees	4	4	-	172	129	(25.0)	699	614	(12.1)
CCEE (MCP)	-	-	-	533	1,357	154.6	910	3,607	296.4
Total Copel DIS	4,418,066	4,478,771	1.4	6,716	6,691	(0.4)	25,652	26,549	3.5
Copel GeT
CCEAR (Copel DIS)	1	1	-	45	42	(6.4)	215	157	(26.9)
CCEAR (other concessionaries)	39	39	-	1,124	672	(40.2)	4,457	3,348	(24.9)
Free Customers	28	40	42.9	943	1,046	10.9	3,906	3,823	(2.1)
Bilateral Agreements ¹	25	30	20.0	1,590	1,886	18.6	6,675	7,682	15.1
CCEE (MCP) ²	-	-	-	330	367	11.1	2,137	1,762	(17.6)
Total Copel GeT	93	110	18.3	4,033	4,013	(0.5)	17,391	16,772	(3.6)
Wind Farms
CCEAR (other concessionaries)	112	112	-	212	212	-	766	841	9.8
CER	3	3	-	90	90	-	357	358	0.4
Total Wind Farms	115	115	-	302	302	-	1,123	1,199	6.8
Total Copel Consolidated	4,418,274	4,478,996	1.4	11,051	11,006	(0.4)	44,166	44,520	0.8
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Notice to the Market – IR 02/17

Copel’s Consolidated Market

Electricity Sales to Final Customers

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão sales in the free market, fell by 6.4% in 2016 and 10.1% in the last quarter of 2016.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		4Q15	4Q16	Var. %	2015	2016	Var. %
Residential		1,718	1,724	0.3	6,957	6,932	(0.4)
Industrial	Total	2,697	2,195	(18.6)	10,823	9,574	(11.5)
	Ca ptive	1,757	1,149	(34.6)	6,929	5,753	(17.0)
	Free	940	1,046	11.3	3,894	3,821	(1.9)
Commercial	Total	1,374	1,197	(12.9)	5,542	5,061	(8.7)
	Ca ptive	1,371	1,197	(12.7)	5,530	5,059	(8.5)
	Free	3	-	-	12	2	(83.1)
Rural		548	526	(4.1)	2,256	2,180	(3.4)
Other		618	608	(1.6)	2,371	2,404	1.4
Energy Supply		6,956	6,250	(10.1)	27,949	26,151	(6.4)

Copel Distribuição

Captive Market

Copel Distribuição’s captive market energy sales totaled 22,328 GWh in 2016, 7.1% down year-on-year, as a result of the economic slowdown and the migration of industrial and commercial customers to the free market.

The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Dec-15	Dec-16	Var. %	4Q15	4Q16	Var. %	2015	2016	Var. %
Residential	3,527,126	3,597,105	2.0	1,718	1,724	0.3	6,957	6,932	(0.4)
Industrial	88,276	82,021	(7.1)	1,757	1,149	(34.6)	6,929	5,753	(17.0)
Commercial	376,959	382,121	1.4	1,371	1,197	(12.7)	5,530	5,059	(8.5)
Rural	368,297	360,066	(2.2)	548	526	(4.1)	2,256	2,180	(3.4)
Other	57,404	57,454	0.1	618	608	(1.6)	2,371	2,404	1.4
Captive Market	4,418,062	4,478,767	1.4	6,012	5,204	(13.4)	24,043	22,328	(7.1)

In 4Q16, energy consumption in the captive market fell by 13.4%, to 5,204 GWh.

The residential segment consumed 1,724 GWh between October and December 2016, up by 0.3%, mainly as a result of the 2.0% increase in the number of customers. Average consumption fell by 1.6% over 4Q15 to 160 KWh per customer, due to lower temperatures this year, which reduced the use of cooling devices, and the rationalization of energy consumption, as a result of the current economic scenario that has diminished household income. Year-to-date consumption came to 6,932 GWh, equivalent to 31.0% of the captive market, totaling 3,597,105 consumers.

Notice to the Market – IR 02/17

Average Consumption (KWh)
	4Q15	4Q16	Var. %	2015	2016	Var. %
Residential	162	160	(1.6)	219	214	(2.3)

Industrial consumption declined by 34.6% in 4Q16 to 1,149 GWh, as a result of the migration of customers to the free market and the economic lowdown. In the fourth quarter, 115 customers moved from the captive market to the free market, corresponding to period consumption of around 604 GWh. In 2016, 307 customers moved to the free market, reducing captive market volume by 1.092 GWh. The sectors with the biggest impact on this decline were food, rubber and plastic products, pulp and paper and vehicle manufacturing. In 2016, the industrial segment consumed 5,753 GWh, closing the month with 82,021 consumers, equivalent to 25.8% of Copel’s captive market. Excluding the customer migration effect, industrial consumption fell by 0.2% and 1.2% in 4Q16 and 2016, respectively.

The commercial segment consumed 1,197 GWh in 4Q16, 12.7% down on 4Q15, chiefly due to the economic scenario, which reduced retail sales volume in the state of Paraná, and the migration of 54 customers to the free market, corresponding to period consumption of around 93 GWh. In 2016, 178 commercial customers left the captive market of Copel Distribuição, corresponding to 197 GWh. At the end of December 2016, this segment accounted for 22.6% of the captive market, totaling 382,121 customers. Excluding the customer migration impact, commercial consumption declined 5.9% in 4Q16 and 5.0% in 2016.

Rural consumption fell 4.1% year-on-year in the last quarter to 526 GWh. At the end of 2016, this segment represented 9.8% of Copel’s captive market, totaling 360,066 customers.

Other segments (government, public lighting, public services and own consumption) consumed 608 GWh in 4Q16, 1.6% down year-on-year, accounting for 10.8% of the captive market and totaling 57,454 consumers at the close of 2016.

Notice to the Market – IR 02/17

Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, fell by 2.0% in 4Q16 and 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-15	Dec-16	Var. %	4Q15	4Q16	Var. %	2015	2016	Var. %
Captive Market	4,418,062	4,478,767	1.4	6,012	5,204	(13.4)	24,043	22,328	(7.1)
Concessionaries and Licensees	6	6	-	185	141	(23.9)	755	665	(11.8)
Free Customers ¹	129	620	380.6	987	1,694	71.7	4,045	5,274	30.4
Grid Market	4,418,197	4,479,393	1.4	7,184	7,039	(2.0)	28,843	28,267	(2.0)
¹ All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Curitiba, February 08, 2017.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 8, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.